#B

UF 3-13-02

02019648

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50011

RECEIVED MAR 0 4 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tradition (Global Clearing), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Place 4th Floor

(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

RECD S.E.C. MAR 0 4 2002 535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition (Global Clearing), Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ d) Statement of Changes in Financial Condition.
- ☐ e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ g) Computation of Net Capital.
- ☐ h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Holding (USA) Inc.)

December 31, 2001
with Report of Independent Auditors

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of
Tradition Holding (USA) Inc.)

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Tradition (Global Clearing) Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing) Inc. (the "Company"), (a wholly-owned subsidiary of Tradition Holding (USA) Inc.) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition (Global Clearing) Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2002

Tradition (Global Clearing) Inc.
(a wholly-owned subsidiary of Tradition Holding (USA) Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 1,084,505
Restricted cash	17,567,660
Securities owned, at market value	1,295,279
Deposits with clearing organizations (cash of $100,000 and securities of $8,867,515 at market value plus accrued interest)	8,967,515
Receivable from brokers, dealers and clearing organization	21,322,938
Fixed assets, net of accumulated depreciation of $135,606	82,644
Income taxes receivable	330,371
Other assets	694,970
Total assets	$ 51,345,882
Liabilities and Stockholder's equity	
Liabilities:	
Payable to affiliates	$ 1,934,264
Payable to brokers and dealers	18,322,863
Accounts payable and accrued expenses	17,868,835
Total liabilities	38,125,962
Subordinated loan, including interest payable	11,088,564
Stockholder's equity	2,131,356
Total liabilities and stockholder's equity	$ 51,345,882

The accompanying notes are an integral part of this statement of financial condition.

Tradition (Global Clearing) Inc.
(A wholly-owned subsidiary of Tradition Holding (USA) Inc.)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Tradition (Global Clearing) Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Holding (USA) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition, a company organized in Switzerland. The Company serves as a broker/dealer that facilitates the clearing for its affiliates. The scope of products includes repurchase agreements, United States Treasuries, emerging market bonds, agency securities, money market instruments and mortgage backed securities.

The Company is a clearing broker/dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). In addition, the Company is a member of the Government Securities Clearing Corporation ("GSCC") and clears certain transactions with another clearing broker-dealer.

2. Significant Accounting Policies

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Clearing fees are recognized on an accrual basis. Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities included in deposits with clearing organizations consist of U.S. Government obligations which are carried at market value plus accrued interest, and are principally held by the GSCC and another clearing broker-dealer.

3. Receivable from and payable to brokers, dealers and clearing organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 18,495,240	$ 18,322,863
Receivable from/payable to clearing organizations	2,827,698	-
Total	$ 21,322,938	$ 18,322,863

3. Receivable from and payable to brokers, dealers and clearing organizations (continued)

The receivable from clearing organization primarily represents cash and the United States Dollar value of foreign currencies held at that organization. The foreign currency amounts were translated at year-end exchange rates.

4. Transactions with Parent and Affiliates

In the normal course of business, the Company acts as a clearing broker for certain transactions which are introduced by its affiliates. The Company charges the affiliate a "ticket charge" based on an agreed-upon rate.

Payable to affiliates primarily consists of commissions collected on behalf of affiliates, for which the Company provides clearing services.

The Company has a subordinated loan from its Parent in the amount of $10 million. This loan bears interest annually at LIBOR (1.87% at December 31, 2001) and matures October 31, 2003. This loan and the interest thereon is subject to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company was charged by an affiliate for various accounting, administrative and corporate services. The affiliate also provides other corporate services to the Company at no cost.

5. Restricted Cash

The Company has cash of $17,567,660, which is restricted for payment to a financial institution. These funds were inadvertently deposited into the Company's bank account. The payable to this financial institution is included in accounts payable and accrued expenses in the statement of financial condition. The amount was repaid subsequent to December 31, 2001.

6. Employee Benefits

The Company participates in an affiliate's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary, within the IRS limits of $10,500.

7. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes. The deferred tax asset of $502,652 primarily relates to deferred interest expense on the subordinated loan. Since it is doubtful that the deferred tax asset will be utilized, a valuation allowance of $502,652 has been established to offset such amount.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates its income taxes as though it filed a separate tax return.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120 percent of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2001, the Company had net capital of approximately $10.9 million, which was approximately $10.6 million in excess of its required net capital of $250,000.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

In its role as a clearing broker, the Company is interposed between buyers and sellers ("counterparties") of securities which results in paired receive and deliver transactions. In certain instances, if securities transactions do not settle because of failure to perform by a counterparty, the Company may be required to discharge the obligation of the nonperforming party. As a result, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The terms of the clearing agreement suggest that the loss may be reimbursed by an affiliated entity. The Company monitors its counterparty exposure daily. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business. The transactions outstanding as of December 31, 2001, settled without adverse effect to the Company's financial statements taken as a whole.

In the normal course of business, the Company will enter into a matched transaction to purchase and sell securities, however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

10. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as financial instruments are short-term in nature, except for the subordinated loan with the Parent, for which it is not practicable to estimate the fair value (see Note 4).